

August 30, 2016

Piotr Sibov
Chief Executive Officer
Kaskad Corp.
Dimitar Petkov 119, ent. B, fl. 3, ap. 92
Sofia, 1309 Bulgaria

> **Re:** **Kaskad Corp.**
> **Registration Statement on Form S-1**
> **Filed August 4, 2015**
> **File No. 333-212891**

Dear Mr. Sibov:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. You state in some places that you intend to produce crumb rubber tiles, and in other places you discuss producing scratch products. Please revise throughout the prospectus to clarify what you intend to produce. If applicable, explain how crumb rubber tiles relate to scratch products.

Prospectus Summary, page 6

2. Please disclose your current monthly "burn rate" and the month you will run out of funds if you do not sell any shares in this offering or obtain any additional capital. We note that you have $2,417 cash on hand as of May 31, 2016 and that there is no guarantee that Mr. Sibov will loan you additional funds.

3. We note that on pages 7 and 31 you disclose that you have 3 million shares of common stock issued and outstanding, and in other places in your prospectus you disclose that you have 5 million shares of common stock issued and outstanding. Please revise to provide consistent disclosure regarding the number of shares outstanding.

Description of Business, page 25

General, page 25

4. Please disclose the cost of the equipment you have already ordered and when you are required to pay for it. Revise similarly under "Purchase of Equipment" on page 21.

5. You disclose on page 27 that according to the Office Lease Agreement filed as Exhibit 10.1, Kaskad Corp. leases an office for the production of scratch products. However, this does not appear to be consistent with the terms of the lease filed as Exhibit 10.1, which provides that Kaskad Corp. will occupy and use the property as a full-time residential dwelling unit. Please advise.

Exhibit 5.1

6. Please obtain and file a legality opinion that clearly opines on the shares to be offered and sold in this offering. In that regard, it appears that the opinion only addresses the legality of outstanding shares of common stock, and does not address whether the shares to be issued and sold in this offering will, when sold, be legally issued, fully paid and non-assessable.

Exhibit 99.1

7. Your form of subscription agreement states that "[t]he undersigned is not relying on the Company or its affiliates with respect to economic considerations involved in this investment, but have relied solely on its own advisors." Please clarify what economic considerations you are referring to. If you are referring to the individual economic circumstances of prospective investors, please state so more clearly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Abe Friedman at (202) 551-8298 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3584 with any other questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure

cc: Anthony Paesano
        Paesano Akkashian Apkarian